UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

Terra Industries Inc.
(Name of Subject Company)

Terra Industries Inc.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

John W. Huey, Esq.
Vice President, General Counsel and
Corporate Secretary
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Telephone: (712) 277-1340
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:

Faiza J. Saeed, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David C. Karp, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Terra Industries Inc., a Maryland corporation (“Terra”), with the Securities and Exchange Commission on March 12, 2010, relating to the offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its indirect wholly-owned subsidiary, Composite Merger Corporation, a Maryland corporation (“CF Sub”), as disclosed in the Tender Offer Statement on Schedule TO, dated March 5, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding common share of Terra, without par value (the “Terra Common Shares”), for (i) $37.15 in cash, less any applicable withholding taxes and without interest, and (ii) 0.0953 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (the “CF Common Stock”), upon the terms and subject to the conditions set forth in (a) the Preliminary Prospectus/Offer to Exchange, dated March 5, 2010 (as amended or supplemented from time to time, the “Exchange Offer”), and (b) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
          This Amendment No. 3 to the Statement is being filed to reflect updated visibility into Terra’s expected financial performance for the current fiscal quarter, which is based on Terra’s actual financial performance to date. While the Statement as originally filed had assumed that Terra’s financial performance during the first quarter of 2010 would result in a payout at 100% of the target level for purposes of the Performance Share Awards for the 2010-2012 performance cycle and the 2010 Officers and Key Employees Annual Incentive Plan, this Amendment No. 3 now assumes that Terra’s financial performance during such period will result in a payout at 200% of the target level for purposes of such arrangements. The actual payouts for such arrangements will not be determined until Terra’s financial results for the quarter ended March 31, 2010 are determined, which is expected to occur after April 2, 2010.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
          “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is hereby amended by restating the second paragraph and the table that follows such paragraph under the heading “Arrangements with Current Executive Officers and Directors of Terra—Equity Awards” in their entirety as follows:
          The following table summarizes the restricted stock and Performance Share Awards held by Terra’s executive officers that will be outstanding as of the Acceptance Time, and the value of the consideration that each executive officer will receive pursuant to the Offer or the Second-Step Merger in connection with the cancellation of such awards, assuming for these purposes that (i) the Acceptance Time occurs on April 2, 2010, (ii) Performance Share Awards granted for the 2008-2010, 2009-2011 and 2010-2012 performance cycles will vest at 200% of target and (iii) the aggregate value of the Per Share Consideration is $47.40 (calculated based on the closing price of CF Common Stock on March 1, 2010).

	Number of Shares	Value of Shares
	Underlying	Underlying	Number of	Value of	Aggregate
	Performance	Performance	Restricted	Restricted	Equity Award
Executive Officers	Share Awards	Share Awards	Shares	Shares	Consideration
Michael L. Bennett	298,100	$14,129,940	58,000	$2,749,200	$16,879,140
Daniel D. Greenwell	54,549	$2,585,623	21,200	$1,004,880	$3,590,503
John W. Huey	43,793	$2,075,788	17,800	$843,720	$2,919,508
Joseph D. Giesler	36,503	$1,730,242	15,100	$715,740	$2,445,982
Richard S. Sanders Jr.	36,946	$1,751,240	14,900	$706,260	$2,457,500
Joe A. Ewing	36,461	$1,728,251	14,500	$687,300	$2,415,551
Douglas M. Stone	43,351	$2,054,837	16,400	$777,360	$2,832,197
Earl B. Smith	32,553	$1,543,012	8,400	$398,160	$1,941,172
Geoffrey J. Obeney	30,941	$1,466,603	7,900	$374,460	$1,841,063
Edward J. Dillon	23,669	$1,121,911	10,000	$474,000	$1,595,911
          “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is hereby further amended by restating the sixth paragraph and the table that follows such paragraph under the heading “Arrangements with Current Executive Officers and Directors of Terra—Employment Severance Agreements” in their entirety as follows:
          Based on compensation and benefit levels as of March 17, 2010 and assuming that the Acceptance Time occurs on April 2, 2010 and that each executive officer experiences a qualifying termination of employment at that time, the executive officers would be entitled to receive the following cash severance payments and other benefits under their employment severance agreements.

		Continuation of	Additional Age
		Medical and	and Service
	Cash	Dental	Credit under	Outplacement	280G Tax
Executive Officer	Severance	Benefits(1)	SERP(2)	Services(3)	Gross-up(4)		Total
Michael L. Bennett	$3,500,000	$23,753	$498,435	$84,000	$		$4,106,188
Daniel D. Greenwell	$1,330,000	$29,674	$	$45,600		$1,405,778	$2,811,052
John W. Huey	$911,550	$18,346	$	$36,462		$1,155,908	$2,122,266
Joseph D. Giesler	$790,400	$18,346	$101,580	$29,640	$		$939,966
Richard S. Sanders Jr.	$806,400	$23,753	$84,357	$30,240	$		$944,750
Joe A. Ewing	$816,000	$29,674	$	$30,600	$		$876,274
Douglas M. Stone	$1,050,000	$29,674	$	$36,000		$1,230,464	$2,346,138
Earl B. Smith	$686,400	$23,752	$	$27,456		$878,811	$1,616,419
Geoffrey J. Obeney	$652,050	$23,753	$	$26,082		$893,662	$1,595,547
Edward J. Dillon	$649,200	$29,674	$	$25,968		$892,015	$1,596,857

(1)	Terra determined the value of medical and dental benefits based on assumptions used for financial reporting purposes under ASC 715, Compensation — Retirement Benefits.

(2)	Terra determined these amounts by adding two years of credited service to the April 2, 2010 total pension benefit (i.e., sum of tax qualified pension and SERP) for the executive officer and then determined the present value of that accrued benefit deferred to the date the executive officer reaches the age of 63, which is the earliest age at which unreduced pension benefits would be available to the executive officer with an extra two years of age.

(3)	Terra determined the value of post-termination outplacement services based on a value equal to approximately 12% of the executive officer’s annual base salary as of March 17, 2010.

(4)	Terra determined the amount of the excise tax payment by multiplying by 20% the “excess parachute payments” that would arise as a result of Section 280G of the Code in connection with the consummation of the Offer. Terra utilized the following key assumptions to determine the executive officers’ tax gross-up payments:
•	based on Terra’s performance as of March 17, 2010, Performance Share Awards granted for the 2008-2010 performance cycle and the 2009-2011 performance cycle are currently expected to vest at 200% of target. Therefore, the amount of excise tax with respect to such Performance Share Awards was calculated assuming that all performance goals with respect to such Performance Share Awards had already been met at the 200% level. The result is that the amount of the excise tax attributable to both such Performance Share Awards and the restricted shares is based solely on the value of accelerated vesting and the lapse of the obligation to perform future services. While we anticipate that Terra’s performance for the first quarter of the current year will cause Performance Share Awards for the 2010-2012 performance cycle to vest at 200% of target, such performance is not yet certain. As such, the amount of the excise tax with respect to the Performance Share Awards granted for such cycle was calculated based on the full value for such awards;

•	a statutory federal income tax rate of 35% and a Medicare tax rate of 1.45%;

•	each executive officer’s Section 280G “base amount” was determined based on average W-2 compensation for the period from 2005 through 2009 (or the period of the executive officer’s employment with Terra, if shorter); and

•	the interest rate assumption was 120% of the applicable federal rate as of March 2010.
          “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is hereby further amended by restating the second paragraph and the table that follows such paragraph under the heading “Arrangements with Current Executive Officers and Directors of Terra—Annual Incentive Compensation” in their entirety as follows:
          Based on compensation levels as of March 17, 2010 and assuming that (i) the Acceptance Time occurs on April 2, 2010, (ii) each executive officer experiences a qualifying termination of employment at that time and (iii) actual performance during the quarter completed through the Acceptance Time is equal to 200% of target performance, the executive officers would be entitled to receive the following prorated bonus payments under the 2010 Officers and Key Employees Annual Incentive Plan.

Executive Officer	Prorated Bonus
Michael L. Bennett	$529,315
Daniel D. Greenwell	$143,671
John W. Huey	$76,587
Joseph D. Giesler	$74,709
Richard S. Sanders Jr.	$76,221
Joe A. Ewing	$77,129
Douglas M. Stone	$113,425
Earl B. Smith	$57,670
Geoffrey J. Obeney	$54,784
Edward J. Dillon	$54,545

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President, General Counsel and Corporate Secretary

Dated: March 29, 2010

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